Exhibit 7.01(1)

EaglePicher Holdings, Inc. and EaglePicher Incorporated

Contact: Tom Pilholski, (602) 794-9600

EAGLEPICHER HOLDINGS, INC. AND EAGLEPICHER INCORPORATED
ANNOUNCE REVISED EARNINGS GUIDANCE
FOR THE FULL FISCAL YEAR 2004 AND MARGINAL COMPLIANCE WITH
CERTAIN DEBT COVENANTS

     PHOENIX, Arizona, December 27, 2004 — EaglePicher Holdings, Inc. and EaglePicher Incorporated (collectively “EaglePicher”) announce that they are revising downward their earnings guidance for fiscal year 2004. EaglePicher expects to report revenues for the year ending November 30, 2004 consistent with its prior guidance of $705 to $712 million, Adjusted EBITDA (as defined below) of $70 to $77 million, down from its prior guidance of $82 to $86 million, and Credit Agreement EBITDA (as defined below) of $80 to $87 million, down from its prior guidance of $90 to $94 million. EaglePicher’s net debt, including the investment in its accounts receivable program, at fiscal year end is expected to be $406.3 million, within its prior forecast of $400 to $410 million, and its total debt, including the investment in its accounts receivable program, is expected to be $426.3 million.

     The reduced forecasted Adjusted EBITDA and Credit Agreement EBITDA ranges are primarily due to reduced margin booking rates for two long term contracts accounted for under the percentage of completion method in the Defense & Space Power unit of EaglePicher’s Power Group Segment due to increased foreign exchange rates and reduced productivity performance and assumptions. These items did not have a significant impact on cash flow in the fourth quarter. The reduced forecasted ranges are also due to several lot acceptance test failures on battery programs in the Defense & Space Power unit, an inventory adjustment, additional vacation and severance accruals and other miscellaneous items, all within the Defense & Space Power unit.

     The U.S. Defense Security Service imposes restrictions on EaglePicher headquarters management’s access to financial and operational details within the Defense

& Space Power unit. For the past several months, management of EaglePicher has been in negotiation with the U.S. Defense Security Service on obtaining permanent access to the Defense & Space Power unit. Upon identification of the matters described above, certain members of management at EaglePicher’s headquarters have been granted immediate temporary access to such information and are in the process of reviewing such information with the recently appointed Chief Financial Officer of the Defense & Space Power unit.

     At the high end of the revised Credit Agreement EBITDA range, EaglePicher Incorporated (EPI) expects to be in compliance with all financial covenants in its credit agreement and accounts receivable securitization facility as of November 30, 2004. At the low end of the revised Credit Agreement EBITDA range, EPI would not be in compliance with certain financial covenants under its credit agreement and accounts receivable securitization facility at November 30, 2004. If EPI is not in compliance, it would need to obtain a waiver of or amendment to the applicable agreement. No assurance can be given that it will be able to obtain such a waiver or amendment.

     The foregoing information is preliminary and unaudited. EaglePicher does not expect that its final financial results and the determination of whether it was in compliance with all financial covenants will be available before mid-February.

EaglePicher Incorporated, founded in 1843 and headquartered in Phoenix, Arizona, is a diversified manufacturer and marketer of innovative, advanced technology and industrial products and services for space, defense, environmental, automotive, medical, filtration, pharmaceutical, nuclear power, semiconductor and commercial applications worldwide. The company has 4,000 employees and operates more than 30 plants in the United States, Canada, Mexico, the U.K. and Germany. Additional information on the company is available on the Internet at www.eaglepicher.com.

EaglePicher Holdings, Inc. is the parent of EaglePicher Incorporated. EaglePicher™ is a trademark of EaglePicher Incorporated.

Supplemental Non-GAAP Financial Measures. This press release includes certain “non-GAAP financial measures” as defined under SEC regulations. Specifically, we refer to Adjusted EBITDA, Credit Agreement EBITDA and Net Debt.

Adjusted EBITDA is defined as net income before interest, taxes, depreciation, amortization and unusual items. Unusual items represent certain significant matters which positively or negatively impact net earnings that management determines to be not representative of our ongoing operations. Our management believes that Adjusted EBITDA is a useful supplemental financial measure to investors because it is of major interest to our debt holders. Adjusted EBITDA is also used by our management as a factor for reviewing business unit performance. Examples of items that may be included in unusual items are gains/losses from major asset sales, costs or settlements related to major restructuring plans, litigation settlement costs, or material damage to our facilities or operations due to force majeure not covered by our insurance. A reconciliation of our Adjusted EBITDA to operating income, its most closely related GAAP financial measure, is as follows:

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Forecasted
November 30, 2004
(millions)
(unaudited)
Operating income	$21.3 - 28.3
Depreciation and amortization.	40.7
Loss from divestitures	5.5
Insurance loss	0.4
Restructuring	0.4
Other non-operating income (loss), net	1.7

Adjusted EBITDA	$70.0 - $77.0

Credit Agreement EBITDA is defined in our credit agreement as net income before interest, taxes, depreciation, amortization, certain non-cash non-recurring charges (other than routine accruals), non-cash long term bonus program accruals, non-cash pension income or expense and non-cash gains, minus the amount of cash disbursements related to certain non-cash charges excluded in a prior period. For the complete definition of Credit Agreement EBITDA, see our credit agreement dated August 7, 2003 filed as an exhibit to our quarterly report on Form 10-Q for the fiscal quarter ended August 31, 2003. Our management believes that Credit Agreement EBITDA is a useful supplemental financial measure to investors because it determines compliance with financial covenants in our credit agreement and receivables program. For fiscal year 2004, Credit Agreement EBITDA is expected to be approximately $10.0 million higher than Adjusted EBITDA, with the primary differences being the inclusion of $5.1 million of net gains on divestitures of discontinued business units and the exclusion of $4.5 million of losses from consolidated joint ventures and other non-cash items.

Net Debt is defined as debt, both short and long term, on our balance sheet plus the off-balance sheet obligations of our accounts receivable asset-backed securitization less cash on our balance sheet. Forecasted net debt reconciliation:

Forecasted
November 30, 2004
(millions)
(unaudited)
Current portion of debt on our balance sheet	$18.2
Long-term portion of debt on our balance sheet.	375.4
Obligations of our accounts receivable asset-backed securitization	32.7
Cash on our balance sheet.	(20.0)

Net debt	$406.3

Forward-looking Statements. This news release contains statements that, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, section 21E of the Securities Exchange Act of 1934. Such forward-looking information involves risks and uncertainties that could cause actual results to differ materially from those expressed in any such forward-looking statements. These risks and uncertainties include, but are not limited to: our ability to maintain existing relationships with customers, demand for our products, our ability to successfully implement productivity improvements and/or cost reduction initiatives, including the performance of automated equipment, accuracy of our estimates to complete contracts on a percentage of completion method of accounting, our ability to source raw materials and components from overseas suppliers, accuracy of our reserves for losses, our ability to consolidate manufacturing plants, our ability to develop, market and sell new products, our ability to obtain raw materials especially certain grades of steel and natural gas on an economic basis, increased government regulation or changing regulatory policies resulting in higher costs and/or restricting output, increased price competition, currency fluctuations, general economic conditions, acquisitions and divestitures, technological developments and changes in the competitive environment in which we operate, as well as factors discussed in our filings with the U.S. Securities and Exchange Commission. We undertake no duty to update the forward-looking statements in this press release and you should not view the statements made as accurate beyond the date of this press release.

EaglePicher™ is a trademark of EaglePicher Incorporated.

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